UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news
2.	Legend attached to the Notice sent to ADS holders
3.	Postal Ballot Notice sent to equity shareholders

OTHER NEWS

Subject: Postal Ballot Notice

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

Pursuant to the provisions of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we enclose herewith the Postal Ballot Notice dated January 17, 2026 along with the Explanatory Statement on the Special Resolution proposed to be passed by the Members by way of Postal Ballot through remote e-voting process only. The Postal Ballot Notice can also be accessed on the website of the Bank at https://www.icici.bank.in/about-us/notice.

In compliance with the applicable provisions of the Companies Act, 2013 read with the Rules made thereunder and the circulars issued by the Ministry of Corporate Affairs; the Postal Ballot Notice is being sent only in electronic form to those Members of the Bank who have their email address registered with KFin Technologies Limited, Registrar & Share Transfer Agent of the Bank for equity shares/Bank/Depositories, and whose names appear in the Register of Members/Register of Beneficial Owners as received from the Depositories as on Monday, January 19, 2026.

Please note that the remote e-voting period commences on Tuesday, January 27, 2026 at 9:00 a.m. IST and ends on Wednesday, February 25, 2026 at 5:00 p.m. IST.

We request you to take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icici.bank.in CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

ICICI BANK LIMITED

CIN: L65190GJ1994PLC021012

Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road,

Vadodara 390 007, Gujarat, Phone: 0265-6722 239

Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051, Maharashtra, Phone: 022-4008 8900

                Website: www.icici.bank.in E-mail: companysecretary@icicibank.com

NOTICE TO AMERICAN DEPOSITARY SHARES (“ADS”) HOLDERS

Notice to ADS Holders

The attached is being provided by ICICI Bank Limited (the “Bank”) FOR INFORMATIONAL PURPOSES ONLY and is not to be construed, and does not purport to be, an offer to sell or solicitation of an offer to buy any securities.

Deutsche Bank Trust Company Americas, the Depositary (the “Depositary”), has not reviewed the enclosed, and expressly disclaims any responsibility for, and does not make any recommendation with respect to, the Bank or the matters and/ or transactions described or referred to in the enclosed documentation. Furthermore, neither the Depositary nor any of its officers, employees, directors, agents or affiliates controls, is responsible for, endorses, adopts, or guarantees the accuracy or completeness of any information provided at the Bank's request or otherwise made available by the Bank and none of them are liable or responsible for any information contained therein.

Effective January 2, 2026, the Deposit Agreement has been amended to provide voting rights to the ADR holders subject to them demonstrating compliance with the applicable laws of Republic of India (including but not limited to Section 12B of the Banking Regulation Act, 1949 as amended or replaced from time to time). Accordingly, the Depositary will exercise the voting rights as instructed by the ADS Holders of the Bank. The exercise of voting rights in respect of the ADSs is subject to legal and regulatory restrictions as set out in applicable laws of the Republic of India as amended or replaced from time to time.

The matters referred to in the attached are being made with respect to the securities of an Indian company. The proposed action is subject to the disclosure requirements of India, which are different from those of the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in India, and some or all of its officers and directors may be residents of India. You may not be able to sue an Indian company or its officers or directors in an Indian court for violations of the U.S. securities laws. It may be difficult to compel an Indian company and its affiliates to subject themselves to a U.S. court's judgment.

Capitalized terms used in this notice but not defined herein shall have the meanings ascribed to them in the Deposit Agreement, dated as of March 31, 2000 (as amended) between the Bank, the Depositary and all Registered Holders and Beneficial Owners from time to time of Receipts issued thereunder.

ICICI BANK LIMITED

CIN: L65190GJ1994PLC021012

Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road,

Vadodara 390 007, Gujarat, Phone: 0265-6722 239

Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051, Maharashtra, Phone: 022-4008 8900

Website: www.icici.bank.in E-mail: companysecretary@icicibank.com

POSTAL BALLOT NOTICE

Dear Members,

NOTICE is hereby given that pursuant to the provisions of Section 110 read with Section 108 and all other applicable provisions, if any, of the Companies Act, 2013 including any statutory amendment(s), modification(s), variation(s) or re-enactment(s) thereof for the time being in force (“the Act”), read with Rule 20 and Rule 22 of the Companies (Management and Administration) Rules, 2014, as amended (“Rules”), Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“SEBI Listing Regulations”), read with General Circular No. 14/2020 dated April 8, 2020; General Circular No. 17/2020 dated April 13, 2020; and other relevant circulars, including General Circular No. 03/2025 dated September 22, 2025 issued by the Ministry of Corporate Affairs, Government of India (“MCA Circulars”), Secretarial Standard-2 on General Meetings issued by the Institute of Company Secretaries of India and any other applicable laws, rules and regulations (including any statutory amendment(s), modification(s), variation(s) or re-enactment(s) thereof, for the time being in force), the Resolution appended herein below for the appointment of Ms. Vijayalakshmi Iyer as an Independent Director is proposed to be passed as Special Resolution by the Members of ICICI Bank Limited (“Bank”/“Company”) by way of Postal Ballot through electronic voting (“remote e-voting”) process only.

The proposed Resolution and Explanatory Statement setting out material facts as required in terms of Section 102 of the Act read with the Rules and MCA Circulars are appended below seeking consent of the Members of the Bank through remote e-voting.

In compliance with Regulation 44 of the SEBI Listing Regulations and pursuant to the provisions of Sections 108 and 110 of the Act read with Rules and MCA Circulars, the Bank is sending this Postal Ballot Notice in electronic form only and has extended only remote e-voting facility for its Members, to enable them to cast their votes electronically instead of submitting the Postal Ballot form. Accordingly, the hard copy of this Postal Ballot Notice along with Postal Ballot forms and pre-paid business envelope will not be sent to the Members for this Postal Ballot. The Bank has appointed KFin Technologies Limited (“KFintech”) for facilitating remote e-voting to enable the Members to cast their votes electronically. The instructions for remote e-voting are appended to this Postal Ballot Notice under the head ‘Instructions for remote e-voting’ at Note 9, which the Members are requested to carefully read. In accordance with the MCA Circulars, the Bank has made necessary arrangements to enable the members to register their e-mail address. Those members who have not yet registered their e-mail address, are requested to register the same by following the procedure set out in Note 9 in this Postal Ballot Notice.

The Board of Directors of the Bank, at its Meeting held on January 17, 2026 has appointed Mr. Alwyn D’souza (FCS No.: 5559, COP No.: 5137) of Alwyn D’souza & Co, Practising Company Secretaries or failing him Mr. Jay D’souza (FCS No.: 3058, COP No.: 6915) of Jay D’souza & Co., Practising Company Secretaries as the Scrutinizer to scrutinize the Postal Ballot remote e-voting process in a fair and transparent manner. Members holding equity shares of the Bank on the Cut-off Date mentioned in this Postal Ballot Notice are requested to carefully read the instructions in this Postal Ballot Notice and record their assent (FOR) or dissent (AGAINST) through the remote e-voting process not later than 5:00 p.m. IST on Wednesday, February 25, 2026, failing which it will be strictly considered that no reply has been received from the Member.

After completion of scrutiny of the votes, the Scrutinizer will submit the report to the Chairperson of the Bank or a person authorized by him in writing, who shall countersign the same. The Chairperson or a person authorised by him shall declare the results of Postal Ballot remote e-voting. The results of Postal Ballot shall be declared on or before Friday, February 27, 2026 at any time before 5:00 p.m. IST and alongwith the Scrutinizer’s Report shall be displayed at the Registered Office as well as the Corporate Office of the Bank, and uploaded on the Bank’s website at https://www.icici.bank.in/about-us/voting-result as well as on the website of KFintech at https://evoting.kfintech.com. The Results shall also be simultaneously forwarded to the Stock Exchanges within the timelines specified in the SEBI Listing Regulations.

The proposed Special Resolution, if approved, shall be deemed to have been passed on the last date of remote e-voting, i.e. Wednesday, February 25, 2026.

SPECIAL BUSINESS

Resolution No. 1:

Appointment of Ms. Vijayalakshmi Iyer (DIN: 05242960) as an Independent Director with effect from December 1, 2025

To consider and, if thought fit, to pass, the following Resolution as a Special Resolution:

RESOLVED THAT pursuant to the provisions of Sections 149, 150, 152, 160, read with Schedule IV and all other applicable provisions of the Companies Act, 2013 read with the Companies (Appointment and Qualification of Directors) Rules, 2014, other applicable rules, if any, and applicable provisions of the Banking Regulation Act, 1949 (including any statutory amendment(s), modification(s), variation(s) or re-enactment(s) thereof for the time being in force) and the rules, circulars and guidelines issued by the Reserve Bank of India and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, Ms. Vijayalakshmi Iyer (DIN: 05242960), who was appointed as an Additional Independent Director of ICICI Bank Limited (“Bank”), with effect from December 1, 2025 and in respect of whom the Bank has received a notice in writing from a member proposing her candidature for the office of Director, be and is hereby appointed as an Independent Director of the Bank, not liable to retire by rotation, for a term commencing from December 1, 2025 to May 31, 2030.

Place: Mumbai Date: January 17, 2026	By Order of the Board For ICICI Bank Limited Prachiti Lalingkar Company Secretary ACS: 20744

NOTES:

1.	The Explanatory Statement pursuant to Section 102(1) of the Companies Act, 2013 (“the Act”) read with Rule 20 and Rule 22 of the Companies (Management and Administration) Rules, 2014, setting out material facts in respect of the aforesaid resolution is annexed hereto.

2.	This Postal Ballot Notice is being published/displayed for all the Members, whose name appear in the Register of Members/Register of Beneficial Owners as received from the Depositories i.e. National Securities Depository Limited (“NSDL”)/Central Depository Services (India) Limited (“CDSL”) as on Monday, January 19, 2026 and is being sent only to the Members who already have their e-mail address registered with KFintech (Registrar & Share Transfer Agent of the Bank for equity shares)/Bank/Depositories, in accordance with the provisions of the Act read with the Rules made thereunder and MCA Circulars. A person who is not a Member as on Monday, January 19, 2026, should treat this Postal Ballot Notice for information purpose only. A copy of this Postal Ballot Notice is also available on the website of the Bank at https://www.icici.bank.in/about-us/notice, website of the Stock Exchanges i.e. BSE Limited and National Stock Exchange of India Limited at www.bseindia.com and www.nseindia.com respectively and on the website of KFintech at https://evoting.kfintech.com.

3.	The Members of the Bank whose name appear in the Register of Members or in the Register of Beneficial Owners as received from the Depositories i.e. NSDL/ CDSL as on Monday, January 19, 2026, (including those Members who may not have received this Postal Ballot Notice due to non-registration of their e-mail address with the KFintech/Bank/Depositories) only shall be entitled to vote in relation to the Resolution specified in the Postal Ballot Notice.

4.	Pursuant to the provisions of Sections 108, 110 and other applicable provisions of the Act, as amended, read with the Rule 20 of the Companies (Management and Administration) Rules, 2014 (as amended), MCA Circulars and in compliance with Regulation 44 of the SEBI Listing Regulations as amended from time to time, the Bank is pleased to offer remote e-voting facility to all the Members of the Bank as on the Cut-off Date to cast their vote and transact the matter listed in the Postal Ballot Notice by electronic means. The Bank has appointed KFintech for facilitating remote e-voting to enable the Members to cast their votes electronically.

5.	Members holding shares in dematerialised form are requested to register/update their KYC details including e-mail address with their respective Depository Participants. Members holding shares in physical form are requested to register/update their KYC details including e-mail address by submitting duly filled and signed Form ISR-1 along with such other documents as prescribed in the Form to KFintech. Form ISR-1 is available on the website of the Bank at https://www.icici.bank.in/about-us/invest-relations and on the website of KFintech at https://ris.kfintech.com/clientservices/investors/isrs.aspx.

6.	The remote e-voting period commences on Tuesday, January 27, 2026 at 9:00 a.m. IST and ends on Wednesday, February 25, 2026 at 5:00 p.m. IST. The remote e-voting shall not be allowed beyond the said date and time. During this period, the Members of the Bank holding shares in physical form or in dematerialised form, as on the Cut-off date, being Monday, January 19, 2026, may cast their votes by remote e-voting in the manner and process set out herein below. The remote e-voting module shall be disabled for voting thereafter. Once the vote on a resolution is cast by the Member, the Member shall not be allowed to change it subsequently.

7.	The voting rights of the Members shall be in proportion to their shares in the total paid-up equity share capital of the Bank as on the Cut-off date i.e. Monday, January 19, 2026, subject to the provisions of the Banking Regulation Act, 1949, as amended and other applicable regulations/guidelines.

8.	All the documents referred to in the accompanying Notice and Explanatory Statement, shall be available for inspection by the Members through electronic mode during the remote e-voting period of this Postal Ballot. Members who wish to inspect the documents are requested to send an e-mail to iciciagm@icicibank.com mentioning their name, demat account number/folio number.

9.	The ‘instructions for remote e-voting’:

I(A) Information and Instructions for e-Voting by Individual Shareholders holding shares of the Company in Demat Mode:

As per the SEBI Master Circular dated November 11, 2024, “all individual shareholders holding shares of the Company in demat mode” can cast their vote, by way of a single login credential, through their demat accounts / websites of Depositories/ Depository Participant(s). The procedure to login and access e-voting, is given below:

Type of shareholders	Login Method
Individual Shareholders holding securities in demat mode with NSDL

1.       User already registered for IDeAS e-Services facility:

I.       Visit URL: https://eservices.nsdl.com

II.       Click on the button “Beneficial Owner” available for login under ‘IDeAS’ section.

III.       On the new page, enter your User ID and Password. Post successful authentication, click on “Access to

e-Voting” under Value Added Services on the panel available on the left hand side.

IV.     You will be able to see Company Name “ICICI Bank Limited” on the next screen. Click on the e-voting link available against “ICICI Bank Limited” or select e-voting service provider “KFintech” and you will be re-directed to the e-Voting page of KFintech to cast your vote without any further authentication, during the remote e-voting period.

2.       User not registered for IDeAS e-Services facility:

I.       To register, visit URL: https://eservices.nsdl.com.

II.       Select “Register Online for IDeAS” or click at https://eservices.nsdl.com/SecureWeb/IdeasDirectReg.jsp

III.       Proceed with completing the required fields.

IV.       After successful registration, please follow steps given under Sr. No. 1 above to cast your vote.

3.       Users may directly access the e-voting module of NSDL as per the following procedure:

I.       Open URL: https://www.evoting.nsdl.com

II.       Click on the button “Login” which is available under ‘Shareholder/Member’ section.

III.       On the login page, enter User ID (that is, 16-character demat account number held with NSDL, starting with IN), Login Type, i.e., (a) through typing Password (in case you are registered on NSDL’s e-voting platform)/ (b) through generation of OTP (in case your mobile /e-mail address is registered in your demat account) and Verification Code as shown on the screen.

IV.      You will be able to see Company Name “ICICI Bank Limited” on the next screen. Click on the e-Voting link available against ICICI Bank Limited or select e-Voting service provider “KFintech” and you will be re-directed to the e-Voting page of “KFintech” to cast your vote without any further authentication.

Individual Shareholders holding securities in Demat mode with CDSL

1.       Existing user who have opted for Easi/Easiest facility

I.       Visit URL: https://web.cdslindia.com/myeasitoken/Home/Login or URL: www.cdslindia.com.

II.       Click on login icon & New System MyEasi Tab.

III.       Login with your registered User Id and Password.

IV.       You will see Company Name “ICICI Bank Limited” on the next screen. Click on the e-Voting link available against “ICICI Bank Limited” or select e-Voting service provider “KFintech” and you will be re-directed to the e-voting page of KFintech to cast your vote without any further authentication, during the remote e-voting period.

2.       User not registered for Easi/Easiest facility

I.       Option to register is available at www.cdslindia.com.

II.       Proceed with completing the required fields.

III.      After successful registration, please follow steps given under Sr. No. 1 above to cast your vote.

3.       Users may directly access the e-voting module of CDSL as per the following procedure:

I.       Visit URL: https://evoting.cdslindia.com/Evoting/ EvotingLogin

II.       Provide your demat Account Number and PAN.

III.       System will authenticate user by sending OTP on registered Mobile & E-mail as recorded in the demat Account.

IV.     On successful authentication, you will enter the e-voting module of CDSL. Click on the e-Voting link available against “ICICI Bank Limited” or select e-Voting service provider “KFintech” and you will be redirected to the e-Voting page of KFintech to cast your vote without any further authentication.

Individual Shareholder (holding securities in demat mode) login through their demat accounts / Website of Depository Participant

I.     You can also login using the login credentials of your demat account through your Depository Participant registered with NSDL/CDSL for e-Voting facility.

II.    Once logged-in, you will be able to see e-Voting option. Once you click on e-Voting option, you will be redirected to NSDL/CDSL Depository site after successful authentication, wherein you can see e-Voting feature.

III.    Click on e-Voting link available against “ICICI Bank Limited” or e-Voting service provider i.e. “KFintech” and you will be redirected to e-Voting website of KFintech for casting your vote during the remote e-Voting period without any further authentication.

IMPORTANT NOTE:

Members who are unable to retrieve User ID / Password are advised to use Forgot user ID and Forgot Password option available at respective website.

Helpdesk details for Individual Shareholders holding securities in demat mode for any technical issues related to login through Depository i.e. NSDL and CDSL are as follows:

Login type	Helpdesk details
Individual Shareholders holding securities in demat mode with NSDL	Members facing any technical issue in login can contact NSDL help-desk by sending a request at evoting@nsdl.co.in or call at 022-4886 7000
Individual Shareholders holding securities in Demat mode with CDSL	Members facing any technical issue in login can contact CDSL helpdesk by sending a request at helpdesk.evoting@cdslindia.com or contact at toll free no. 1800 21 09911

I(B) Information and Instructions for e-Voting by (i) Members other than Individuals holding shares of the Company in Demat Mode and (ii) All Members holding shares of the Company in Physical Mode

i.       Launch internet browser by typing the URL: https://evoting.kfintech.com

ii.	Enter the login credentials (i.e. User ID and password). In case of physical folio, User ID will be EVEN i.e. 9393, followed by folio number. In case of Demat account, User ID will be your DP ID and Client ID. However, if you are already registered with KFintech for e-voting, you can use your existing User ID and password for casting vote. If required, please visit https://evoting.kfintech.com or contact toll-free number 1800-309-4001 from 9:00 a.m. (IST) to 6:00 p.m. (IST) for assistance on your existing password.

iii.	After entering these details appropriately, click on “LOGIN”.

iv.	You will now reach Password Change Menu wherein you are required to mandatorily change your password upon logging-in for the first time. The new password shall comprise of minimum 8 characters with at least one upper case (A- Z), one lower case (a-z), one numeric value (0-9) and a special character (@,#,$, etc.). The system will prompt you to change your password and update your contact details like mobile number, e-mail ID, etc. on first login. You may also enter a secret question and answer of your choice to retrieve your password in case you forget it. It is strongly recommended that you do not share your password with any other person and that you take utmost care to keep your password confidential.

v.	You need to login again with the new credentials.

vi.	On successful login, the system will prompt you to select EVEN for ICICI Bank Limited.

vii.	On the voting page, enter the number of shares (which represents the number of votes) as on the cut-off date under “FOR/AGAINST” or alternatively, you may partially enter any number in “FOR” and partially “AGAINST” but the total number in “FOR/AGAINST” taken together shall not exceed your total shareholding as mentioned herein above. You may also choose the option ABSTAIN. If the Member does not indicate either “FOR” or “AGAINST” it will be treated as “ABSTAIN” and the shares held will not be counted under either head.

viii.	Members holding multiple folios/demat accounts shall choose the voting process separately for each folio/ demat accounts.

ix.	You may then cast your vote by selecting an appropriate option and click on “Submit”.

x.	A confirmation box will be displayed. Click “OK” to confirm else “CANCEL” to modify. Once you have voted on the Resolution, you will not be allowed to modify your vote. During the e-voting period, Members can login any number of times till they have voted on the Resolution.

xi.	In terms of provisions of Section 113 of the Act, the Institutional Investor/ Corporate Members (i.e. other than Individuals, HUF, NRI etc.) are also required to send scanned certified true copy (PDF Format) of the Board Resolution/Power of Attorney/Authority Letter, etc., authorizing its representative on its behalf to cast its vote through remote e-voting together with attested specimen signature(s) of the duly authorised representative(s), to the Scrutinizer at alwyn.co@gmail.com with a copy marked to evoting@kfintech.com. The scanned image of the above-mentioned documents should be in the naming format “Corporate Name_EVEN”. The Institutional Investor/Corporate Members (i.e. other than Individuals, HUF, NRI, etc.) can also upload their Board Resolution/Power of Attorney/Authority Letter, etc. by clicking on “Upload Board Resolution/Authority Letter” displayed under E-Voting tab in their login.

Members whose e-mail addresses are not registered with the Company/Depositories, may send a request to einward.ris@kfintech.com or to the Company Secretary at iciciagm@icicibank.com for procuring User ID and password for e-voting.

II.	Members can also update their mobile number and e-mail address in the “user profile details” in their e-voting login on https://evoting.kfintech.com, which may be used for sending further communication(s).

III.	Any Member who has forgotten the User ID and Password, may obtain/generate/retrieve the same from KFintech in the manner as mentioned below:

a.	If e-mail address or mobile number of the Member is registered against Folio No. /DP ID Client ID, then on the home page of https://evoting.kfintech.com, the Member may click “Forgot Password” and enter Folio No. or DP ID Client ID and PAN to generate password.

b.	Member may call on KFintech’s toll-free number 1800-309-4001 from 9:00 a.m. IST to 6:00 p.m. IST.

c.	Member may send an e-mail request to evoting@kfintech.com. After due verification of the request, User ID and password will be sent to the Member.

d.	If the Member is already registered with KFintech’s e-voting platform, then he/she/it can use his/her/its existing password for logging-in.

IV.	In case of any queries or issues or grievances relating to e-voting you may refer to the “Help” and “FAQs” sections/E-voting user manual available through a dropdown menu in the “Downloads” section of KFintech’s website for e-voting: https://evoting.kfintech.com or send a request at evoting@kfintech.com or contact Ms. C Shobha Anand, Vice President at einward.ris@kfintech.com. Alternatively, Members may also write to the Company Secretary of the Bank at iciciagm@icicibank.com or call on 022-4008 8900.

Place: Mumbai Date: January 17, 2026	By Order of the Board For ICICI Bank Limited Prachiti Lalingkar Company Secretary ACS: 20744

EXPLANATORY STATEMENT UNDER SECTION 102(1) OF THE COMPANIES ACT, 2013 FORMING PART OF THE POSTAL BALLOT NOTICE

Item No. 1

Appointment of Ms. Vijayalakshmi Iyer (DIN: 05242960) as an Independent Director with effect from December 1, 2025

Based on the recommendation of the Board Governance, Remuneration & Nomination Committee (“BGRNC”), the Board of Directors of ICICI Bank Limited (“Bank”) has, at its meeting held on October 18, 2025, approved the appointment of Ms. Vijayalakshmi Iyer (DIN: 05242960) as an Additional Independent Director of the Bank, not liable to retire by rotation, for a term commencing from December 1, 2025 to May 31, 2030, subject to the approval of Members.

Ms. Iyer possesses necessary skills, knowledge, experience and expertise required under Section 10A(2) of the Banking Regulation Act, 1949 and relevant rules/ regulations/circulars/notifications/guidelines/clarifications issued from time to time by Reserve Bank of India (“RBI”) and has the key attributes necessary to be appointed as an Independent Director on the Board of the Bank.

The BGRNC and the Board have determined that Ms. Iyer is a fit and proper person to hold the office as an Independent Director of the Bank as per the norms prescribed by RBI and is not debarred from being appointed as a Director by the Securities and Exchange Board of India or any other authority. Further, in the opinion of the Board and based on the declaration of independence submitted by her, Ms. Iyer is a person of integrity, has the necessary knowledge, experience and expertise for being appointed as an Independent Director and fulfils the conditions specified in the Companies Act, 2013 (“Act”) and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations“) for appointment as an Independent Director of the Bank.

In terms of the Companies (Creation and Maintenance of databank of Independent Directors) Rules, 2019 read with the Companies (Appointment and Qualification of Directors) Rules, 2014, as amended from time to time, Ms. Iyer has enrolled her name in the online databank of Independent Directors maintained by the Government of India.

Ms. Iyer is not disqualified from being appointed as a Director in terms of Section 164 of the Act.

In terms of Section 160 of the Act, the Bank has received a notice from a Member signifying the intention to propose Ms. Iyer as a candidate for the office of Independent Director of the Bank.

Given her skills, experience, expertise and stature, the Board considers it desirable and in the interest of and benefit to the Bank to appoint Ms. Iyer as an Independent Director for a term commencing from December 1, 2025 to May 31, 2030.

Regulation 17(1C) of the SEBI Listing Regulations stipulates that approval of shareholders for appointment of a person on the Board of Directors by a listed entity, is to be taken at the next general meeting or within a time period of three months from the date of appointment, whichever is earlier. Further, as per Regulation 25(2A) of the SEBI Listing Regulations, the appointment of an Independent Director shall be subject to the approval of members by way of a Special Resolution. Keeping in view the above referred provisions, the approval of the Members of the Bank is being sought, by passing a Special Resolution, for the appointment of Ms. Iyer as an Independent Director on the Board of the Bank.

The required details in terms of Regulation 36(3) of the SEBI Listing Regulations and Secretarial Standard on General Meetings are provided in Annexure I to this Notice.

The Board recommends the aforesaid Resolution for approval of the Members of the Bank.

None of the Directors, Key Managerial Personnel of the Bank and their relatives other than Ms. Iyer and her relatives are concerned or interested, financially or otherwise, in the passing of the aforesaid Resolution.

The terms and conditions relating to the appointment of Ms. Iyer would be available for inspection in electronic mode.

Place: Mumbai Date: January 17, 2026	By Order of the Board For ICICI Bank Limited Prachiti Lalingkar Company Secretary ACS: 20744

ANNEXURE I TO THE POSTAL BALLOT NOTICE

[Pursuant to Regulation 36(3) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and Secretarial Standard on General Meetings issued by the Institute of Company Secretaries of India]

Ms. Vijayalakshmi Iyer
Name of the Director	Ms. Vijayalakshmi Iyer (DIN: 05242960)
Age (as on January 16, 2026)	70 years 7 months
Date of first appointment on Board	The Board at its meeting held on October 18, 2025 approved the appointment of Ms. Vijayalakshmi Iyer as an Additional Independent Director of the Bank for a term commencing from December 1, 2025 to May 31, 2030, subject to the approval of Members.
Brief resume including qualification and experience

Ms. Vijayalakshmi Iyer graduated from M.L. Dahanukar College of Commerce and did her post graduation from Sydenham College of Commerce Mumbai. She is also a certified associate of the Indian Institute of Banking and Finance.

She has nearly four decades of experience in the banking and finance sector in India. She has served as the chairperson for a number of Boards and committees in the financial sector in India including the Banking and Financial Institute Committee of the Federation of Indian Chambers of Commerce and Industry. She is currently on the Boards of multiple Indian companies.

She retired as the Chairman and Managing Director of Bank of India in May 2015 where she played an instrumental role in structuring it as an umbrella institution offering all kinds of banking and financial services. Under her leadership, Bank of India received the ‘Best PSU Bank’ award for overall growth in performance from from Dun & Bradstreet and was recognised as the ‘Second Most Trusted Brand among the PSU Banks’ by the Economic Times. She also served as member (finance & investment) at IRDAI from June 2015 to May 2017 where she played a significant role in the introduction and amendment of various regulations related to, inter alia, finance and accounts, corporate governance, mergers and acquisition, registration of new insurance companies and exposure of management.

She is the recipient of the “Best Banker” award at the India SME Excellence Awards – 2013, and MSME Excellence Award from the Deputy Chairperson, Planning Commission, Government of India during her tenure with Bank of India. She is also the recipient of Golden Peacock HR Excellence Award - 2012 for best HR practices at Central Bank of India.

Expertise in specific functional areas	Accountancy, Banking, Economics, Finance, Law, Small Scale Industry, Information Technology, Payment and Settlement Systems, Human Resources, Risk Management and Business Management
Other Directorships (as on January 16, 2026)

1.       Glenmark Pharmaceuticals Limited

2.       CG Power and Industrial Solutions Limited

3.       Computer Age Management Services Limited

4.       Avanse Financial Services Limited

5.       Axis Mutual Fund Trustee Limited

6.       ICICI Securities Limited

7.       CG Semi Private Limited

8.       Centre for Investment Education and Learning Private Limited

9.       AV Financial Experts Network Private Limited

10.       Gawar Investment Manager Private Limited

Chairmanship/Membership of Committees in Companies in which position of Director is held (as on January 16, 2026)

ICICI Bank Limited

•   Fraud Monitoring Committee

•   Credit Committee

•   Review Committee (Gross Principal Outstanding > Rs. 750.0 million) for identification and classification of wilful defaulters.

Glenmark Pharmaceuticals Limited

• Audit Committee - Chairperson

• Nomination and Remuneration Committee

• Corporate Social Responsibility Committee

CG Power and Industrial Solutions Limited

• Audit Committee

• Nomination and Remuneration Committee

• Corporate Social Responsibility Committee

Computer Age Management Services Limited

• Nomination and Remuneration Committee - Chairperson

• Risk Management Committee - Chairperson

• Audit Committee

• IT Strategy Committee

Avanse Financial Services Limited

• Nomination, Remuneration and Compensation Committee - Chairperson

• Risk Management Committee

• Audit Committee

• Review Committee (For classification of borrower(s) as wilful defaulter(s)

Axis Mutual Fund Trustee Limited

• Risk Management Committee

• Audit Committee

ICICI Securities Limited

• Risk Management Committee – Chairperson

• Nomination & Remuneration Committee - Chairperson

• Audit Committee

Gawar Investment Manager Private Limited

• Nomination and Remuneration Committee - Chairperson

• Stakeholders Relationship Committee - Chairperson

• Audit Committee

• Risk Management Committee

Listed entities from which the Director has resigned in the past three years	1. Aditya Birla Capital Limited 2. L&T Metro Rail (Hyderabad) Limited (Debt listed)
Relationship with other Directors, Managers and Key Managerial Personnel of the Company	None
No. of equity shares held in the Company (as on January 16, 2026)	Nil
No. of board meetings attended during the financial year	2/2 (From December 1, 2025 till date)
Terms and conditions of appointment or re-appointment including remuneration

Appointed as an Independent Director for a term commencing from December 1, 2025 to May 31, 2030, subject to the approval of Members.

As an Independent Director, she is entitled to a sitting fee of ₹ 100,000 for each meeting of the Board/Board level committee attended by her. In addition, she is also entitled to a fixed remuneration of ₹ 3,000,000 per annum.

Place: Mumbai Date: January 17, 2026	By Order of the Board For ICICI Bank Limited Prachiti Lalingkar Company Secretary ACS: 20744

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date	: January 20, 2026	By:	/s/ Prachiti Lalingkar
Name :	Prachiti Lalingkar
Title :	Company Secretary

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icici.bank.in CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India